SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For February 2007
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes          No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of February 2007, incorporated by reference herein:

Exhibit

99.1  Release dated February 16, 2007, entitled “BLYVOORUITZICHT GOLD MINE TO
         DISCIPLINE ILLEGAL STRIKERS”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: February 16, 2007
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
Share code: DRD ISIN: ZAE000058723
ARBN number: 086 277 616
NASDAQ trading symbol: DROOY
(“DRDGOLD” or “the company”)

BLYVOORUITZICHT GOLD MINE TO DISCIPLINE ILLEGAL STRIKERS
DRDGOLD hereby announces that the management of its subsidiary, Blyvooruitzicht mine near
Carletonville, has begun instituting a disciplinary processes against striking employees who began an illegal work stoppage at the start of the night shift on Tuesday, 13 February 2007.

The illegal work stoppage is believed to be related to worker concerns regarding the calculation of leave pay and to a demand by rock drill operators for a 40% wage increase.

The striking workers failed to respond to a court order served on Wednesday night, 14 February 2007, prohibiting them from continuing with their illegal industrial action and to a management ultimatum issued yesterday night for them to return to work or face disciplinary action.

Blyvooruitzicht is a mature mining operation, currently producing approximately 576 ounces of gold a day;
while the mine has been able to maintain reduced levels of gold production by processing stockpiled ore and surface material, an immediate end to the illegal strike action is essential to prevent serious economic consequences to the operation.

DRDGOLD SA CEO Niel Pretorius said today: “To date, the illegally striking workers have been unresponsive to attempts by management and the National Union of Mineworkers to effect a return to work and to participate in discussions regarding their grievances, using established procedures; disciplinary action is the next logical step.”

Johannesburg
16 February 2007
Sponsor
Standard Bank